November 29, 2018

VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Brutlag:

On September 13, 2018, the Registrant, on behalf of its series, Catalyst Enhanced Income Strategy Fund (the “Fund”), filed a registration statement (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”). In a telephone conversation on September 21, 2018, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus

Comment 1: Since the Fund is new, the fee table on page 2 of the Prospectus should have a footnote stating that Acquired Fund Fees and Expenses are based on estimates for the current fiscal year. Also, please confirm that the fee waiver agreement will be in effect for at least one year from the effective date of the Prospectus.

Response: The Registrant confirms that the fee waiver will be in effect for at least one year from the date effective date of the Prospectus. The Registrant has further added the following sentence to footnote 1 to the fee table on page 2:

Acquired Fund Fees and Expenses (“AFFE”) are based on estimates for the current fiscal year. AFFE ~~Acquired Fund Fees and Expenses~~ are the indirect costs of investing in other investment companies.

Comment 2: The Staff has concerns about the liquidity of securitizations supported by consumer-related debt (i.e., student loans and credit cards). Please explain whether the Fund will consider all such securities (not just below-investment grade securities) to be liquid. If the Fund will invest greater than 15% in such securities and illiquid securities, please file a delaying amendment.

Response: The Registrant states that the Fund does not intend to invest in more than 15% in consumer-related debt securities and illiquid securities.

Ms. Samantha Brutlag

November 29, 2018

Comment 3: Please describe what consideration, if any, the Fund has given to the limitation of investments in illiquid securities and whether asset-backed securities are expected to fall within the 15% limitation. Please provide data to justify the Fund’s conclusion that the total amount of illiquid asset-backed securities will be less than 15% of the Fund’s net assets. In the response, please include general market data on the liquidity of specific instruments of the types the Fund will invest in, including information about the following:

(1) the existence of an active market for the asset, including the number, diversity, and quality of market participants;

(2) the frequency of trades or quotes for the asset, and average daily trading volume of the asset;

(3) the volatility of trading prices for the asset;

(4) the bid-ask spreads for the asset;

(5) the restrictions on trading of the asset and limitations on transfer of the asset;

(6) the size of the Fund’s position in the asset relative to the asset’s daily trading volume and, as applicable, the number of units of the asset outstanding;

(7) the availability of, and the Fund adviser’s access to, information on underlying loan or other assets held by CLOs, CDOs and borrowers; and

(8) how the Fund will be able to appropriately value these instruments on a daily basis.

Response: The Fund will not invest 15% or more in CLOs or CDOs. The Prospectus describes agency and non-agency CMBS and RMBS under the heading “Principal Investment Strategies.” These responses are based on information provided by the Fund’s investment sub-adviser. The Registrant has not independently verified the information provided by the sub-adviser.

(1) The existence of an active market for the asset, including the number, diversity and quality of market participants: The market for CMBS is valued at over $500 billion. The market for non-agency RMBS is valued at over $400 billion. The non-agency RMBS market includes different types of fixed and/or floating rate loans, including subprime loans ($168 billion), pay option adjustable rate mortgages ($61 billion), Alt-A mortgages ($11 billion) and prime loans ($53 billion). The RMBS market is an active market with institutional participation including hedge funds, insurance companies, banks and pension funds. Many of the largest banks (including Bank of America, Citi, Deutsche Bank, Goldman Sachs, JPMorgan and Nomura) make markets in RMBS and provide market commentary. The sub-adviser is currently covered by, and has an active trading relationship with, 41 broker-dealers. Many of these broker-dealers participate in principal trades, while others act solely as agents.

(2) The frequency of trades or quotes for the asset, and average daily trading volume of the asset: All CMBS and RMBS bond trades are reported and made publicly available through FINRA’s Trade Reporting and Compliance Engine (“TRACE”), which facilitates the mandatory reporting of over-the-counter secondary market transactions in eligible fixed income securities.

Ms. Samantha Brutlag

November 29, 2018

According to TRACE data, there was an average of 527 trades per day in the past year (as of May 31, 2018) and an average of 566 trades per day for the month of May alone for non-agency RMBS. The average daily trading volume over the past year for this asset class was $702.5 million. For May 2018, the average daily volume was $819.2 million. The asset-backed security market had an average trading volume of averaged $1.18 billion per day during May 2018. As of October 31, 2018, the average daily trading volume for CMBS was $979.1 million.

(3) The volatility of trading prices for the asset: As shown in the charts below, there has been low volatility for CMBS and RMBS over the past year.

CMBS:

Ms. Samantha Brutlag

November 29, 2018

RMBS:

Source: Nomura Research

(4) The bid-ask spreads for the asset: Bid-ask spreads are not readily published data. However, the types of assets that the Fund would invest in typically have a bid-ask spread of between 0.25 and 0.50.

(5) The restrictions on trading of the asset and limitations on transfer of the asset: While certain CMBS and RMBS may be 144A securities, there is an institutional trading market for them. 144A securities themselves are private placements and there is no public market for them. However, there are many market makers and buy side investors creating a secondary over-the-counter market for these securities. There are no trading restrictions on these assets because they generally have a minimum increment of 1 and a minimum size of 25,000 original face. Non-agency RMBS settle delivery versus payment via DTC and almost all bonds in non-agency RMBS are public securities. There are very few 144A deals outstanding.

(6) The size of the Fund’s position in the asset relative to the asset’s daily trading, volume and, as applicable, the number of units of the asset outstanding: The Fund expects to launch with approximately $7 million in CMBS and RMBS, which is just a tiny fraction of the overall market’s daily volume.

(7) The availability of, and the Fund adviser’s access to, information on underlying loan or other assets held by CLOs, CDOs and borrowers: The Fund’s adviser has access to trustee websites, Bloomberg and INTEX, which provide loan level data including, but not limited to, pool factor, number of loans, weighted average coupon of underlying loans, WAM, the weighted average loan age, the amortized weighted average loan to value, loan-to-value ratios adjusted to the Housing Price Index, delinquency data per bucket, the amount of modified loans, the servicer advance rates on delinquent loans, expected legal settlement amounts per loan group, FICO scores, perfect payers over the life of the loan, perfect payers over certain time periods, geographic breakdowns and loan type documentation. This loan level data allows the Fund’s adviser to make projections based on collateral to predict future performance.

Ms. Samantha Brutlag

November 29, 2018

(8) How the Fund will be able to appropriately value these instruments on a daily basis: The Fund’s administrator uses industry-standard pricing services to value the Fund. The Fund’s accountant will work with Fund management to conduct periodic back-testing of pricing service accuracy, including through comparisons of broker quotes and post-sale results to daily Fund pricing.

Comment 4: Please consider rephrasing the last two sentences of the of the second to the last paragraph on page 3 in plain-English. In particular, the Staff is not sure what is intended by the phrase “positive changes in interest rates.”

Response: The Registrant has amended the last two sentences of the second paragraph under the heading “Principal Investment Strategies” on page 3 to state as follows:

This means that the value of these instruments normally increase ~~move up~~ with ~~positive changes in~~ lowered interest rates, the opposite of most other debt instruments. This generally allows some portion of the portfolio’s market risk to be hedged with a purchase, rather than a short sale, and allows the portfolio to realize positive cash flows on the hedge as a result of interest received with respect to that security.

Comment 5: The Staff notes that the Fund has a fundamental policy not to concentrate. Because the Staff considers private MBS as an industry, please confirm that the Fund will invest less than 25% in such securities. The Staff feels strongly that private MBS is in an industry and is unable to accelerate the filing so long as the Fund feels otherwise. The Staff notes that the Fund can consider all private MBS to be a single industry, or private RMBS and private CMBS to be separate industries. However, the Staff insists that private RMBS cannot be divided up into separate industries based on credit quality or geography. In the event that the Fund would like to adopt a concentration policy in MBS or RMBS, the Staff notes that agency and non-agency MBS or RMBS can be combined for concentration purposes.

Response: The Fund has adopted a policy to concentrate in agency and non-agency CMBS and RMBS, and the Registrant has amended second sentence of the third paragraph under the heading “Principal Investment Strategies” on pages 3 and 9 of the Prospectus as follows:

However, the Fund expects to focus its investments in agency and non-agency commercial and residential MBS, and under normal circumstances, will invest over 25% of its assets in agency and non-agency commercial and residential MBS.

Ms. Samantha Brutlag

November 29, 2018

The Registrant has added the following to its Item 4 and Item 9 “Principal Risk” disclosures:

Concentration Risk. The Fund may focus its investments in securities in a particular type of securities. Economic, legislative or regulatory developments may occur that significantly affect those securities. This may cause the Fund’s net asset value to fluctuate more than that of a fund that does not focus in that particular type of securities.

Industry Concentration Risk. A fund that concentrations its investments in an industry or group of industries is more vulnerable to adverse market, economic, regulatory, political or other developments affecting such industry or group of industries than a fund that invests it assets more broadly.

Mortgage-Backed Securities Risk. Mortgage-backed securities represent participating interests in pools of residential mortgage loans, some of which are guaranteed by the U.S. Government, its agencies or instrumentalities. However, the guarantee of these types of securities relates to the principal and interest payments and not the market value of such securities. In addition, the guarantee only relates to the mortgage-backed securities held by the Fund and not the purchase of shares of the Fund.

Mortgage-backed securities do not have a fixed maturity and their expected maturities may vary when interest rates rise or fall. An increased rate of prepayments on the Fund’s mortgage-backed securities will result in an unforeseen loss of interest income to the Fund as the Fund may be required to reinvest assets at a lower interest rate. A decreased rate of prepayments lengthens the expected maturity of a mortgage-backed security. The prices of mortgage-backed securities may decrease more than prices of other fixed-income securities when interest rates rise. The liquidity of mortgage-backed securities may change over time. Subprime mortgages are riskier and potentially less liquid than mortgage-backed securities.

Comment 6: Since the Fund plans to invest in below-investment grade MBS (and, to the extent applicable, CMOs, RMBS, CMBS, and CLOs), please explain (1) how the Fund classifies the liquidity of those investments, (2) whether the Fund considers any of those investments to be illiquid for purposes of the 1940 Act, and (3) how the Fund plans to comply with Rule 22e-4 of the 1940 Act.

Ms. Samantha Brutlag

November 29, 2018

Response: The sub-adviser generally believes that below-investment grade MBS are liquid, but will monitor those assets for liquidity purposes. The sub-adviser does not intend to invest in below-investment grade MBS (including CMOs, RMBS, CMBS and CLOs) that are illiquid at the time of purchase.

The Registrant will adopt a liquidity risk management program pursuant to Rule 22e-4 for all of its series, including the Fund.

Comment 7: Since the Fund will invest more than 25% in below investment grade RMBS, please provide a written representation from the Board that the strategy is appropriate.

Response: The Registrant’s Board of Trustees has authorized counsel to make the following representation on its behalf:

The Trust’s Board of Trustees has concluded that, while it is the adviser’s responsibility to select investments for the Fund, the RMBS in which the Fund would invest were not inappropriate investments for an open-end fund. The Board of Trustees, including a majority of the independent trustees, based on the information provided by the adviser managing the assets of the Fund, in accordance with the Fund’s prospectus and statement of additional information, and based on the Trust’s policies and procedures and the adviser’s policies and procedures (both of which appear to be reasonably designed), believe that the Fund will be able to meet the current liquidity standards under the Investment Company Act of 1940, as amended.

Comment 8: The Staff understands that the Fund’s focus is on RMBS and not CMBS. Therefore, the Staff requests that the liquidity risk be prominently displayed (either in boldface, or moved to the top of the list of investment risks) and tied specifically to below investment grade RMBS instead of as a standalone, generic disclosure.

Response: As noted in response to Comment 5, the Fund has adopted a policy to concentrate in agency and non-agency CMBS and RMBS. The Registrant has boldfaced its liquidity risk disclosure and moved it to the top of list of investment risks in its Item 4 and Item 9 disclosures. The Registrant has further amended its liquidity risk disclosure as follows:

Liquidity Risk. Liquidity risk exists when particular CMBS and RMBS ~~investments of the Fund~~ would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Ms. Samantha Brutlag

November 29, 2018

Comment 9: The Staff notes that the table of Principal Investment Risks on pages 11-13 is difficult to read. Please either narrow the columns so that the data therein is not so far apart, or shade every other row to make the table easier to follow.

Response: The Registrant has narrowed the columns of the Principal Investment Risk table to make it easier to read.

Comment 10: Please confirm that Appendix A identifies all sales charge reductions and waivers known to the Fund.

Response: The Registrant so confirms.

Statement of Additional Information

Comment 11: On page 4, please conform the disclosure of the Fund’s concentration policy to be consistent with the Registrant’s response to Comment No. 5.

Response: The Registrant has amended the disclosure to state as follows:

(g) invest 25% or more of its total assets in a particular industry or group of industries, except for agency and non-agency commercial and residential MBS.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser